SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RAINMAKER SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

750875304

(CUSIP Number)

June 27, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750875304	13G

1.	Name of Reporting Person Stephen L. Feinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,549,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,549,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,549,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of (a) 735,000 shares held in a trust for which the Reporting Person is the sole trustee, (b) 614,000 shares held by a partnership for which the Reporting Person may be deemed to exercise sole voting and dispositive power as the managing member of the partnership’s general partner and (c) 200,000 shares held by a company for which the Reporting Person may be deemed to exercise sole voting and dispositive power as chairman of the board and chief executive officer of such company.
(2)	The Reporting Person’s beneficial ownership percentage is based on an aggregate of 23,255,041 shares of the Issuer’s common stock outstanding as of March 31, 2011, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(5) (File No. 333-171946) on June 23, 2011, plus 3,669,709 shares issued by the Issuer to certain persons pursuant to those certain Subscription Agreements, dated June 22, 2011, by and between the Issuer and the investors party thereto, as reported in the Prospectus Supplement, as supplemented by the Issuer’s Free Writing Prospectus, filed pursuant to Rule 433 on June 24, 2011.

CUSIP No. 750875304	13G

Item 1.	(a)	Name of Issuer:

Rainmaker Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

900 East Hamilton Ave., Suite 400, Campbell, CA 95008

Item 2.	(a)	Name of Person Filing:

Stephen Feinberg

(i) Mr. Feinberg is the sole trustee of the Stephen L. Feinberg Living Trust.

(ii) Mr. Feinberg is the managing member of SLF Investments LLC, the general partner of Dorsar Partners, L.P., and may be deemed to be the beneficial owner of the 614,000 shares held directly by Dorsar Partners, L.P.

(iii) Mr. Feinberg serves as the chairman of the board and chief executive officer of Dorsar Investment Co. and may be deemed to be the beneficial owner of the 200,000 shares held directly by Dorsar Investment Co.

	(b)	Address of Principal Business Office or, if None, Residence:

4855 North Mesa St., Suite 120, El Paso, TX 79912

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value

	(e)	CUSIP Number:

750875304

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

CUSIP No. 750875304	13G

Item 4.	Ownership

For each Reporting Person:

(a) Amount beneficially owned:

1,549,000 shares

(b) Percent of class:

5.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,549,000 shares

(ii) Shared power to vote or to direct the vote:

0 shares

(iii) Sole power to dispose or to direct the disposition of:

1,549,000 shares

(iv) Shared power to dispose or to direct the disposition of:

0 shares

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 750875304	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2011
Date

/s/ Stephen L. Feinberg
Stephen L. Feinberg

Signature Page to Schedule 13G